Exhibit 4.8

Board LTIP 2021 in Calliditas Therapeutics AB (publ)

GRANT NOTICE & AGREEMENT

On 27 May 2021, the annual general meeting in Calliditas Therapeutics AB (publ) (the “Company”) resolved to introduce a long-term performance-based incentive program for members of the Board of Directors (“Board LTIP 2021”).

In summary, the resolution entails that the members of the Board of Directors (each a “Participant”) are granted share awards (the “Share Awards”) which entitle the Participant to receive a corresponding number of shares in the Company over a three-year vesting period (1/3 vesting at the end of each term), provided that the Participant is still a member of the Board of Directors on such date and to the extent that certain performance vesting requirements, based on the Company’s share price development, are met. The Share Awards are granted free of charge and each vested Share Award entitles the Participant to one share in the Company without any compensation being payable.

The Share Awards may not be transferred or pledged.

On this day, ______________ 2021, you have, under Board LTIP 2021, been allocated ______________ Share Awards, entitling you to a corresponding number of shares in the Company, subject to the above and the detailed terms set out in “Terms for Board LTIP 2021 in Calliditas Therapeutics AB (publ)”.

Your vested Share Awards will be exercised automatically on the day falling immediately after the date of, whichever is earliest, (i) the annual general meeting 2024 or (ii) 1 July 2024 (the “Vesting Date”), and the vesting result will be confirmed and communicated to you by the Company as soon as practically possible after the Vesting Date.

By signing this Grant Notice & Agreement, you hereby confirm

i)	that you have read, understood and accepted the above information,
ii)	that you have read, understood and accepted the “Terms for Board LTIP 2021 in Calliditas Therapeutics AB (publ)”,
iii)	that you have read, understood and accepted the information under “Personal data” on the next page of this Grant Notice & Agreement,
iv)	that you accept the receipt of the above said number of Share Awards (in accordance with the above said terms and conditions), and
v)	that you understand and accept that all tax and currency risks and effects for you related to your participation in Board LTIP 2021 are your responsibility.

___________________________________

Place and date

___________________________________

Signature

___________________________________

Clarification of signature

Please complete, sign and return this Grant Notice & Agreement by scanned copy to Fredrik.Johansson@calliditas.com by no later than ______________ 2021.

Personal data

Personal data submitted to the Company, e.g. contact details and personal identity number, or otherwise registered in connection with the administration of Board LTIP 2021, is processed by the Company, as data controller, for the administration of the program. The processing of personal data is necessary for the Company in order to fulfill the agreement concerning Board LTIP 2021 and to enable the Company to fulfill its statutory obligations. If you do not provide the requested personal data to the Company, you may not participate in the program.

Personal data may, for specified purposes, sometimes be disclosed to other companies within the Company’s group, to banks or to companies with which the Company cooperates, within and outside the EU/EEA. Should personal data be transferred outside the EU/EEA, it will be conducted in accordance with suitable safeguards approved by the EU. You may, at any time, request further information regarding such transfer and request copies of agreements or other safeguards used by the Company for such transfer. In certain situations the Company is also obligated by law to disclose data, e.g. to the Swedish Tax Agency.

Requests for information on the personal data being processed by the Company, erasure of personal data, limitations to the processing of personal data, data portability, or rectification of personal data may be directed to the Company’s CFO, who you may also contact if you desire any further information regarding the Company’s processing of personal data. Should you wish to register a complaint regarding the Company’s processing of personal data you may contact the Swedish Data Protection Authority in its capacity of supervisory authority.

Personal data is only kept for as long as it is necessary for the administration of Board LTIP 2021 or as long as it is required for the Company to fulfill its statutory obligations.

Address to the Company’s CFO: Fredrik.Johansson@calliditas.com

TERMS FOR BOARD LTIP 2021 IN CALLIDITAS THERAPEUTICS AB (PUBL)

1.	Background and scope of Board LTIP 2021

At the annual general meeting in Calliditas Therapeutics AB (publ), Reg. No 556659-9766 (the ”Company” or “Calliditas”), held on 27 May 2021 (the “Annual General Meeting”), it was resolved to introduce a performance-based, long-term incentive program for board members in the Company (“Board LTIP 2021”). As part of Board LTIP 2021, the Company will therefore grant share awards subject to performance vesting (“Share Awards”) that entitle to not more than 32,000 shares in Calliditas in total, in accordance with these terms and conditions (the “T&C’s”).

2.	Entitlement to Share Awards

The number of Share Awards that shall be granted to each participant shall equal the below amount for the respective participant divided by the volume-weighted average price of the Calliditas Therapeutics share on Nasdaq Stockholm for the 10 trading days preceding the date the Share Awards are allocated.

The Share Awards under Board LTIP 2021 shall be awarded in accordance with the following:

●	[●] Share Awards to the chairman of the board of directors; and
●	[●] Share Awards to each of Diane Parks, Hilde Furberg, Lennart Hansson and Molly Henderson.

A board member that is entitled to or is a holder of Share Awards shall be referred to as the “Participant”.

3.	Performance Vesting
3.1

The Share Awards are subject to performance vesting based on the development of the Calliditas share price over a certain period, as set out in the following. The development of the share price will be measured based on the volume-weighted average price of the Company’s share on Nasdaq Stockholm for the 10 trading days immediately preceding the date the Share Awards are allocated (the “First Reference Price”) and the 10 trading days immediately preceding the Vesting Date, as defined below (the “Second Reference Price”). In the event the price of the Company’s share has thereby increased by more than 60 percent, 100 percent of the Share Awards will vest and 33 percent of such Share Awards will vest should the share price increase by 20 percent. In the event of an increase of the share price of between 20 and 60 percent, vesting of the Share Awards will occur linearly. Should the increase be less than 20 percent, no vesting will occur.

Example of performance conditions:

Share price increase, percent (Second Reference Price compared to First Reference Price)	Percentage of Share Awards Vested
20.0%	33.0%
40.0%*	66.5%*
>60.0%	100.0%

*In the event of an increase of the share price of between 20 and 60 percent, vesting of the Share Awards will occur linearly.

3.2	The terms under the heading “Vesting in exceptional cases and in case of transactions” provides that Share Awards will vest in their entirety in certain cases.
4.	Exercise of Share Awards
4.1

Vested Share Awards will be exercised automatically on the date of, whichever is earliest, (i) the annual general meeting 2024 or (ii) 1 July 2024 (the “Vesting Date”), subject to that Share Awards which have vested pursuant to Clause 7.3 may instead be exercised from and including the day of vesting.

4.2

Each vested Share Award entitles the Participant to receive one share in Calliditas without any compensation being payable provided that the Participant is still a board member of Calliditas at the relevant time of vesting. The Share Awards shall vest gradually over approximately three years, corresponding to three terms up to the Vesting Date, where each term equals the period from one annual general meeting up until the day falling immediately prior to the next annual general meeting or the Vesting Date, as applicable (each such period a “Term”). The Share Awards shall vest by 1/3 at the end of each Term. The requirement that the Participant shall be a Board member of Calliditas at the relevant time of vesting shall not apply if the Share Awards have vested in accordance with what is stated in items 7.2–7.3 below. For clarity, if the Participant is not a board member and was not a board member of Calliditas on the relevant time of vesting, and if the aforementioned exceptions do not apply, the Share Awards will not be exercisable.

5.	Automatic exercise and lapse

Vested Share Awards will be exercised automatically on the day set out in Clause 4.1, and on the same day all unvested Share Awards will lapse.

6.	Transferability

The Share Awards may not be transferred and vested Share Awards may only be exercised by the Participant or, in the event of the death of the Participant, by the Participant’s estate (Sw. dödsbo), heirs (Sw. arvtagare) or beneficiaries (Sw. testamentstagare). For the avoidance of doubt, in each case exercise of the Share Awards will be automatic in accordance with these T&C’s and neither the Participant nor its estate, heirs or beneficiaries need to take any action.

7.	General clause on leaving the Board
7.1

A Share Award which has not vested will lapse automatically on the date on which a Participant is no longer a Board member of Calliditas, whether or not such resignation is voluntary, unless the reason for resignation is one listed in item
7.2(i)–(ii) below.

Leaving in exceptional cases and in case of transactions

7.2

Notwithstanding the above, if a Participant ceases to be a Board member of Calliditas (also if this occurs during the first Term (i.e. up until the day of the annual general meeting 2022)) for any of the following reasons:

(i)	death;
(ii)	permanent illness or incapacity or disability;

allocated Share Awards will not lapse. Instead, the number of Share Awards allocated to the Participant will in such situation be reduced on a monthly pro rata basis for the period from the date when the application for the Board member’s resignation is filed with the Swedish Companies Registration Office (the “Resignation Date”) up until the day falling immediately prior to the Vesting Date. Further, all remaining Share Awards after such reduction will vest in accordance with what is stated in item 3.1 above, except that the allocated Share Awards will vest based on the development of the Calliditas share price over the period from the date the Share Awards are allocated up to and including the Resignation Date. The development of the share price will in such case be measured based on the volume-weighted average share price 10 trading days immediately preceding the date the Share Awards are allocated and 10 trading days immediately preceding the Resignation Date.

7.3

In the event any party (an “Overtaking Entity”), alone or together with subsidiaries, has become the owner of more than 90 percent of all outstanding shares in the Company (“Take-Over”), a sale of substantially all assets (“Asset Sale”) or a merger where the Company is not the surviving entity (“Merger”) has been completed, all Share Awards will vest in their entirety upon the day of completion of such transaction.

8.	Re-purchase

Following a Take-Over, Asset Sale or Merger, the Company, or the surviving entity in case of a Merger, shall have the right by a written communication to that effect, to re-purchase all Share Awards from the Participants for market value. The right to re-purchase Share Awards shall in such cases encompass all Share Awards.

9.	Merger
9.1

In the event that the general meeting, in accordance with Chapter 23 Section 15 of the Swedish Companies Act, approve – or all shareholders, in accordance with paragraph four of aforementioned provision, signs – a merger plan, whereby the Company shall be absorbed by another company, whereby the Company shall be absorbed by a parent company, exercise of Share Awards may not thereafter be made.

9.2

Not later than in the immediate adjacent to the Board of Directors’ resolution to convene a general meeting that shall resolve upon merger pursuant to what is stated above, or if the merger plan shall be signed by all shareholders, not later than six weeks prior to such signing, notice shall be given to the Participant in respect of the intent to execute a merger of the Company. The notice shall be given by the Board of Directors in the manner set out in item 14 below. The notice shall state the principal terms of the merger plan and remind the Participant that exercise of Share Awards may not be made after a final decision regarding a merger has been made or a merger plan has been signed, in accordance with what is stated in 9.1 above.

9.3

In the event that a merger has been effectuated in pursuance of such decisions as referred to in item 9.1 above, the Participant shall, in exchange for the Participant’s Share Awards and unless the Share Awards have been re-purchased in accordance with item 8 above, have a right to receive shares in the absorbing company upon exercise of Share Awards. The right to receive shares in the absorbing company in the event of a merger shall however not prevail if the Participant has a right to have his or her Share Awards re-purchased by the absorbing company for cash consideration pursuant to the terms set out in the merger plan.

10.	Partition
10.1

In the event that the general meeting, in accordance with Chapter 24 Section 17 of the Swedish Companies Act, approves – or all shareholders, in accordance with paragraph four of aforementioned provision, signs – a partition plan, whereby the Company shall be dissolved without liquidation, exercise of Share Awards may not thereafter be made.

10.2

Not later than in the immediate adjacent to the Board of Directors’ resolution to convene a general meeting that shall resolve upon partition pursuant to what is stated above, or if the partition plan shall be signed by all shareholders, not later than six weeks prior to such signing, notice shall be given to Participants in respect of the intent to execute a partition of the Company. The notice shall be given by the Board of Directors in the manner set out in section 14 below. The notice shall state the principal terms of the partition plan and remind the Participant that exercise of Share Awards may not be made after a final decision regarding partition has been made or a partition plan has been signed, in accordance with what is stated above.

10.3	In the event of a forthcoming partition, the value of the Participant’s Share Awards shall be unaffected.
11.	Liquidation
11.1

In the event it is resolved that the Company shall enter into liquidation in accordance with Chapter 25 of the Swedish Companies Act, regardless of the grounds for such liquidation, exercise of Share Awards may not thereafter be made. The right to exercise the Share Awards shall also terminate if the Company is declared bankrupt. The right to exercise the Share Awards shall terminate in conjunction with the resolution to liquidate the Company, regardless of whether such resolution has entered into effect (Sw. vunnit laga kraft), or in conjunction with the declaration of bankruptcy.

11.2

Not later than in the immediate adjacent to the Board of Directors’ resolution to convene a general meeting that shall resolve whether the Company shall be placed into liquidation in accordance with what is stated in 11.1 above, notice shall be given to the Participant in respect of the intended liquidation. The notice shall be given by the Board of Directors of the Company in the manner set out in section 14 below. The notice shall state that exercise of Share Awards may not be made following the adoption of a resolution by the general meeting that the Company shall enter into liquidation.

11.3	Should a liquidation be effected, all Share Awards shall lapse.
12.	Discontinued merger or partition or terminated liquidation

Notwithstanding the provisions set forth in items 9.1, 10.1 and 11.1 above, stating that exercise of Share Awards may not be made following the approval of a Merger, partition or resolution of entering into liquidation or declaration of bankruptcy, the right to exercise Share Awards shall be re-instated in circumstances where the merger or partition, respectively, is discontinued or the liquidation or declaration of bankruptcy has been terminated.

13.	Recalculation terms

The provisions in item 8 (a)–(j) in the terms and conditions for the warrants issued to ensure the delivery of shares upon exercise of Share Awards, Appendix 1, shall constitute an integral part of the T&C’s and what is stated in regards to warrants in item 8 (a)–(j) in Appendix 1 shall prevail mutatis mutandis to Share Awards. Items 8 (a)–(j) in Appendix 1 inter alia states that the number of shares to which each warrant entitles may be recalculated. In case of a conflict between the terms of the T&C’s and Appendix 1, the terms of the T&C’s shall prevail.

14.	Notices

Notices to be given to a Participant pursuant to the T&C’s shall be sent via registered letter, courier or e-mail to the Participant’s address or e-mail address that is known to the Company. The notice shall be deemed received by the Participant at the earlier of

i)	the date when the Participant signs a certificate of receipt,
ii)	the date when the Participant otherwise confirms receipt, and
iii)	in case of a notice sent by registered letter, on the date occurring five days after the date when the notice was sent by the Company.
15.	Force Majeure
15.1

In respect to actions by the Company, the Company cannot be made liable for loss resulting from Swedish or foreign legislation, Swedish or foreign governmental actions, acts of war, terrorism, strikes, blockades, boycotts, lockouts or other similar circumstances. The reservation in respect to strikes, blockades, boycotts and lockouts shall apply even if the Company is itself the subject of such action.

15.2

In the event the Company, fully or partially, is prevented from taking actions due to circumstances mentioned in item 15.1 above, the actions may be postponed until the obstacle is removed. If the Company due to such circumstance is prevented from making or receiving payments, the Company or the Participant shall not be required to pay interest.

16.	Applicable law and dispute
16.1

Swedish law shall apply on the T&C’s. Any dispute shall be finally settled by arbitration in accordance with the rules for expedited arbitration of the Arbitration Institute of Stockholm Chamber Commerce. The seat of arbitration shall be Stockholm, Sweden. The language of the arbitration shall be English. Written evidence may however be provided in the Swedish or English language.

16.2

All arbitral proceedings conducted pursuant to Clause 16.1, all information disclosed and all documents submitted or issued by or on behalf of any of the disputing Parties or the arbitrators in any such proceedings as well as all decisions and awards made or declared in the course of any such proceedings shall be kept strictly confidential and may not be used for any other purpose than these proceedings or the enforcement of any such decision or award nor be disclosed to any third party without the prior written consent of the party to which the information relates or, as regards to a decision or award, the prior written consent of all the other disputing parties.